UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For October 22, 2009
Commission File Number: 000-51672
FreeSeas Inc.
89 Akti Miaouli & 4 Mavrokordatou Street
185 38 Piraeus, Greece
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .

     This report on Form 6-K and the exhibits attached hereto are incorporated by reference into the Registrant’s Registration Statements on Form F-3, Registration Nos. 333-145098 and 333-149916.
SUBMITTED HEREWITH:
Exhibits
99.1	Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2009

99.2	Management’s Discussion and Analysis for the six months ended June 30, 2009

99.3	First Amendment to the Amended and Restated Articles of Incorporation of FreeSeas Inc.

99.4	Memorandum of Agreement dated August 5, 2009 for the M/V Free Neptune

99.5	Amendment and Restatement Agreement dated September 1, 2009 among Adventure Two, Adventure Three, Adventure Seven, Adventure Eleven, FreeSeas and New HBU II N.V.

99.6	Facility Agreement dated September 1, 2009 among Adventure Two, Adventure Three, Adventure Seven, Adventure Eleven, FreeSeas and New HBU II N.V.

99.7	Deed of Release of Whole dated September 15, 2009 by New HBU II N.V. in favour of Adventure Two, Adventure Three, Adventure Seven and Adventure Eleven

99.8	Deed of Assignment dated September 15, 2009 between Adventure Two and New HBU II N.V.

99.9	Deed of Assignment dated September 15, 2009 between Adventure Three and New HBU II N.V.

99.10	Deed of Assignment dated September 15, 2009 between Adventure Seven and New HBU II N.V.

99.11	Deed of Assignment dated September 15, 2009 between Adventure Eleven and New HBU II N.V

99.12	Addendum No. 1 dated September 17, 2009 to the Amended and Restated Services Agreement dated October 1, 2008 by and between FreeSeas Inc. and Free Bulkers S.A.

99.13	Form of Standard Ship Management Agreement by and between Free Bulkers S.A. and each of Adventure Five S.A. through Adventure Twelve S.A.

99.14	Form of Addendum to BIMCO Management Agreement by and between Free Bulkers S.A. and each of Adventure Two S.A. through Adventure Twelve S.A.

99.15	Subsidiaries of Registrant

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

FreeSeas Inc.

Date: October 22, 2009

By:	/s/ Ion G. Varouxakis
	Name:	Ion G. Varouxakis
	Title:	Chairman, President and CEO

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